Exhibit 99.1

Attunity Acquires Hayes Technology Group, a Leading Provider of
Data Replication Software Solutions for SAP Environments

BURLINGTON, MA– December 18, 2013 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, announced today that it has completed the acquisition of Hayes Technology Group, Inc., a leading U.S.-based provider of data replication software solutions for SAP environments.

Hayes' solutions focus on supporting customers of SAP®, a worldwide leader in enterprise software.  With over 250,000 customers, according to Gartner, SAP sales represent approximately 25% of the ERP software market.  Hayes’s flagship product, Gold Client®, is a globally-recognized software solution in the SAP data replication market. It enables SAP users to replicate and move large volumes of data from and between SAP applications and data warehouses.  Hayes leverages deep data integration knowledge of SAP systems and offers proprietary technology innovations designed to enable organizations to maximize the flexibility, reliability and performance of selecting and replicating SAP data.

With this acquisition, Attunity will further strengthen its position as one of the leading software vendors for Big Data replication, offering an even broader line of solutions that enable data access, sharing and distribution across heterogeneous IT platforms in enterprise data centers and Cloud environments. Specifically, the acquisition positions Attunity to expand its solutions into the large SAP market, including SAP’s HANA offering. SAP HANA is an in-memory Big Data platform designed to fulfill the increasing demand for real-time analytics. It converges database and application platform capabilities in-memory to transform transactions, analytics, predictive and spatial processing so organizations can leverage business data in real-time.

“Through the acquisition of Hayes, we will expand into the large SAP market as well as leverage synergies with our heterogeneous data replication, file transfer and Cloud technologies, supporting both enterprise data centers and the Cloud,” stated Shimon Alon, Chairman and CEO of Attunity. “In particular, this acquisition brings leading expertise and technology for SAP environments, strengthening our portfolio and solidifying our offerings across all major enterprise ecosystems. It will also enable us to cross-sell and up-sell our solutions to existing customers who leverage SAP software.”

“Attunity offers us immediate access to a larger sales force and marketing team, as well as to their established partners in the Big Data and Cloud spaces,” stated Matthew Hayes, President, CTO and Founder of Hayes Technology Group. “Considering the advancements and growth that SAP’s HANA is experiencing in the market, we believe it is an optimal time for us to combine our offering with Attunity, a recognized leader in real-time data replication and loading technology. This is an exciting opportunity as it brings together complementary solutions and will allow us to offer a well-rounded suite of products to our Cloud and Big Data clients.  Sales and the quality support for Hayes customers will continue as usual.”

Under the terms of the purchase agreement, Attunity acquired Hayes for approximately $6.2 million in a combination of cash and Attunity shares with an earnout potential of up to $4.2 million over the next two years.

Attunity expects Hayes to contribute approximately $4 million in revenues in 2014.

Additional details regarding the transaction are included in the Report on Form 6-K that the Company will furnish today to the Securities and Exchange Commission (SEC).

Roth Capital acted as exclusive financial advisor to Attunity on the transaction.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the anticipated benefits of the acquisition reported herein, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our reliance on strategic relationships with our distributors, OEM and VAR partners, and on our other significant customers; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate and Attunity CloudBeam; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2013. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Investor contacts:
Garth Russell / Diane Imas
Investor Relations
KCSA Strategic Communications
Tel: +1-212-682-6300
grussell@kcsa.com / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com